FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF NOVEMBER 2008
VIDEOTRON LTD./VIDÉOTRON LTÉE
(Name of Registrant)
300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑          Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐          No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

Quarterly Report for the Period Ending
September 30, 2008
VIDEOTRON LTD.
Filed in this Form 6-K
Documents index
1.	Quarterly Report for the period ended September 30, 2008 of Videotron Ltd.

QUARTERLY REPORT
2008 FISCAL YEAR
VIDEOTRON LTD
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Nine-Month Period
January 1, 2008 — September 30, 2008

November 10, 2008

VIDEOTRON LTD.
Interim Consolidated Financial Statements
(Unaudited)
Three-month and Nine-month periods ended September 30, 2008 and 2007

FINANCIAL STATEMENTS

Management’s Discussion and Analysis	2

Interim Consolidated Statements of Income	14

Interim Consolidated Statements of Comprehensive Income	15

Interim Consolidated Statements of Deficit	16

Interim Consolidated Statements of Cash Flows	17

Interim Consolidated Balance Sheets	18

Notes to Interim Consolidated Financial Statements	19

MANAGEMENT DISCUSSION AND ANALYSIS
COMPANY PROFILE
     We are Videotron Ltd, a fully-owned subsidiary of Quebecor Media Inc., incorporated under Part IA of the Companies Act (Québec). We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, a major Internet service provider and a provider of telephony services in the Province of Québec. We offer pay television, Internet access, cable telephony and mobile wireless telephony services.
     The following Management Discussion and Analysis covers the main activities in the third quarter of 2008 and in the nine-months period ended September 30, 2008, and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report for the financial year ended December 31, 2007 (Form 20F), which is available on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov.
HIGHLIGHTS SINCE JUNE 30, 2008
•	In May 2008, the Company subscribed to 200,000,000 preferred shares Series B, of 9193-2962 Québec Inc., a subsidiary of Quebecor Media Inc. for a cash consideration of $200.0 million. In September 2008, the Company subscribed to an additional 336,601,953 preferred shares, Series B, of 9193-2962 Québec Inc. for a cash consideration of $336.6 million. These transactions were made in order for 9193-2962 Québec Inc. to pay an amount of $554.5 million for the successful bids of 17 new spectrum licences for Advanced Wireless Services (“AWS”), covering all of the province of Québec and certain areas of Ontario, obtained as part of the spectrum auction for AWS. On September 23, 2008, the Company acquired all the common shares of 9193-2962 Québec Inc. for a cash consideration of $17.9 million and issuance of one common share of the Company. As of September 30, 2008, other long-term assets include the spectrum licences for AWS for an amount of $554.5 million. The legal transfer of ownership related to these licences is expected to occur in the next few months as soon as Industry Canada finalizes its compliance review.
NON-GAAP FINANCIAL MEASURES
We use certain supplemental financial measures that are not calculated in accordance with or recognized by accounting principles generally accepted in Canada (“Canadian GAAP”) or accounting principles generally accepted in the United States (“U.S. GAAP”) to assess our financial performance. We use these non-GAAP financial measures, such as operating income and average monthly revenue per user, which we refer to as ARPU, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this quarterly report may not be comparable to other similarly titled measures disclosed by other companies.
Operating Income
We define operating income, reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, income taxes and non-controlling interest. Operating income margin is operating income as a percentage of operating revenues. Operating income, and ratios using this measure, are not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. Operating income is not intended to represent funds available for debt service, reinvestment, distributions of dividends, or other discretionary uses, and should not be considered in isolation from, or as a substitute for, our financial information reported under Canadian GAAP and U.S. GAAP. We use operating income because we believe that it is a meaningful measure of performance since operating income excludes, among other things, certain non-cash items and items that are not readily comparable from year to year. Operating income is also commonly used in the sector in which we operate, as well as by the investment community to analyze and compare

MANAGEMENT DISCUSSION AND ANALYSIS
companies in our field of activities. Operating income has limitations as an analytical tool, including:
•	although amortization is a non-cash charge, the assets being amortized will often have to be replaced in the future, and operating income does not reflect cash requirements for such capital expenditures;

•	it does not reflect income tax expense or the cash necessary to pay income taxes; and

•	it does not reflect financial expenses or the cash necessary to pay financial expenses.
It should be noted that our definition of operating income may not be identical to similarly titled measures reported by other companies, limiting its usefulness as a comparative measure. We provide a reconciliation of operating income to net income as disclosed in our financial statements in table 1 below.
Table 1
Reconciliation between the operating income measure used in this report and the net income measure used in the consolidated financial statements
(in millions of Canadian dollars)

	Three-months		Nine-months
	ended September 30		ended September 30
	2008	2007	2008	2007

Operating Income	$200.7	$172.3	$579.0	$467.0
Amortization	(53.7)	(51.5)	(160.6)	(153.8)
Financial expenses	(24.0)	(20.2)	(74.1)	(55.8)
Gain (loss) on valuation and translation of derivative instruments	(0.2)	4.8	11.6	7.9
Income taxes	(15.7)	(14.0)	(41.2)	(37.8)
Non-controlling interest	(0.1)	(0.0)	(0.1)	(0.1)

Net Income	$107.0	$91.4	$314.6	$227.4

Average Revenue per User
Average monthly revenue per user (“ARPU”) is an industry metric that we use to measure our average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement consistent with Canadian GAAP or U.S. GAAP. We calculate ARPU by dividing our combined cable television, Internet-access and telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.
2008/2007 THIRD QUARTER COMPARISON
Revenues: $452.6 million, an increase of $58.0 million (14.7%).
•	Combined revenues from all cable television services increased $17.8 million (9.6%) to $203.0 million. This growth was primarily due to an increase in the average number of basic cable customers, higher buying rates for our video-on-demand and pay-TV products, an increase of subscribers to our High Definition packages, as well as the price increases implemented at the beginning of March 2007 and March 2008, partially offset by higher bundling discounts due to the increase in Internet and cable telephony customers. Revenues from the illico Digital TV service increased $18.6 million (21.3%) to

MANAGEMENT DISCUSSION AND ANALYSIS
$106.1 million. The performance of illico Digital TV more than compensated for decreased revenues from analog cable television services. In the third quarter ended September 30, 2008, ARPU for our cable television services increased from $38.58 in 2007 to $40.38 in 2008, reflecting price increases, and the migration from analog to digital.

•	Revenues from Internet access services increased $17.0 million (16.0%) to $123.3 million. The improvement was mainly due to an increase in the average number of cable-modem Internet customers, along with increased revenues from usage of bandwidth over the limits stipulated in the contracts with our customers and a decrease in promotional discounts. In the third quarter ended September 30, 2008, ARPU for our Internet services increased from $39.97 in 2007 to $40.34 in 2008. This increase was due to higher usage revenues and a decrease in promotional discounts.

•	Revenues from cable and wireless telephony services increased $23.7 million (41.4%) to $81.0 million, essentially because of customer growth. In the third quarter ended September 30, 2008, ARPU for our cable telephony services decreased from $32.17 in 2007 to $31.35 in 2008. This decrease was mainly due to lower long distance revenues per user.

•	Revenues from business solutions decreased $3.2 million (-18.3%) to $14.4 million, mainly due to the end of a major contract.

•	Revenues of Le SuperClub Vidéotron ltée decreased $1.2 million (-8.0%) to $13.8 million, primarily because of the sale of the StarStruck Entertainment chain and some store closings, partially offset by the impact of higher retail sales, rental revenues and royalties.

•	Other revenues, which represent mainly sales of equipment to customers, increased $4.0 million (30.3%) to $17.2 million, due to an increase in the sale of set-top boxes and a higher proportion of High Definition set-boxes.
Monthly combined ARPU: $81.01, compared to $72.66 in the same quarter of 2007, an increase of $8.35 (11.5%).
Customer statistics
Cable television — The combined customer base for cable television services increased by 31,500 (1.9%) in the third quarter of 2008 (compared with 31,700 in the same quarter of 2007) and by 75,200 (4.7%) in the 12-month period ended September 30, 2008 (see Table 2). As of September 30, 2008, our cable network had a household penetration rate (number of subscribers as a proportion of 2,532,271 total homes passed as of the end of September 2008) of 66.8% versus 65.0% a year earlier.
•	The number of subscribers to illico Digital TV stood at 876,700 at the end of the third quarter of 2008, an increase of 46,200 or 5.6% during the quarter (compared with an increase of 41,200 in the third quarter of 2007) and a year-over-year increase of 156,400 (21.7%). At September 30, 2008, illico Digital TV had a household penetration rate of 34.6%, compared with 29.0% a year earlier.

•	The customer base for analog cable television services decreased by 14,700 (-1.8%) in the third quarter of 2008 (compared with a decrease of 9,400 customers in the same quarter of 2007) and by 81,200 (-9.1%) over a one-year period, primarily as a result of customer migration to illico Digital TV.
Internet access — The number of subscribers to cable Internet access services stood at 1,031,400 at the end of the third quarter of 2008, an increase of 42,500 (4.3%) from the previous quarter (compared with an increase of 45,000 in the third quarter of 2007) and an increase of 132,500 (14.7%) from the end of the third quarter of 2007 (see Table 2). At September 30, 2008, cable Internet access services had a household penetration rate of 40.7%, compared with 36.1% at September 30, 2007.

MANAGEMENT DISCUSSION AND ANALYSIS
Cable telephony service — The number of subscribers to cable telephony service stood at 797,900 at the end of the third quarter of 2008, an increase of 55,000 (7.4%) from the previous quarter (compared with an increase of 70,100 in the third quarter of 2007) and an increase of 224,100 (39.1%) from the end of the third quarter of 2007 (see Table 2). At September 30, 2008, the IP telephone service had a household penetration rate of 31.5%, compared with 23.1% at September 30, 2007.
Wireless telephony service — At September 30, 2008, there were 58,600 lines activated to our wireless telephony service, an increase of 4,000 (7.3%) from the previous quarter (compared with an increase of 8,000 in the third quarter of 2007) and an increase of 19,900 (51.4%) from the end of the third quarter of 2007 (see Table 2).
Table 2
End-of-quarter customer numbers
(in thousands of customers)

	Sept.	June	March	Dec.	Sept.	June	March	Dec.
	08	08	08	07	07	07	07	06

Cable television
Analog	814.8	829.5	849.4	869.9	896.0	905.4	929.8	948.8
Digital	876.7	830.5	802.8	768.2	720.3	679.1	652.9	623.6

Total cable television	1,691.5	1,660.0	1,652.2	1,638.1	1,616.3	1,584.5	1,582.7	1,572.4

Cable Internet	1,031.4	988.9	965.3	933.0	898.9	853.9	827.9	792.0

Cable telephony	797.9	742.9	691.6	636.4	573.8	503.7	448.7	397.8

Wireless telephony (in lines)	58.6	54.6	49.9	45.1	38.7	30.7	20.3	11.8

Operating income: $200.7 million in the third quarter of 2008, an increase of $28.4 million (16.5%).
•	The increase was primarily due to:
o	customer growth for all services;

o	price increases, mostly on our cable television services and cable Internet access services;

o	higher margin for our video-on-demand services; and

o	$5.9 million favourable variance in expenses related to the parent company’s stock option plan;
Partially offset by:
o	unfavourable variance of $11.4 million related to the reversal in the third quarter of 2007 of $11.1 million charge for CRTC Part II licence fees covering the period from September 1, 2006 to September 30, 2007 following the Federal Court decision of December 14, 2006. This decision was overturned on April 29, 2008;

o	higher bundling discounts;

o	increase in our marketing expenses;

o	increase of our call center, technical services and network maintenance costs in order to support our growth; and

o	increase in our mandatory contributions which are directly based on our revenues.
Without the variations due to the CRTC Part II licence fees, the management fees payable to the parent company and the stock option plan, the operating income would have increased by $33.9 million (19.7%).

MANAGEMENT DISCUSSION AND ANALYSIS
Operating margin (operating income as a percentage of revenues): 44.3% in the third quarter of 2008, compared with 43.7% in the same period of the previous year.
Amortization charge: $53.7 million, an increase of $2.2 million.
•	The increase was mainly due to an increase in the acquisition of fixed assets, mostly related to telephony and Internet access services and the modernization of our network.
Financial expenses: $24.0 million, an increase of $3.8 million.
•	The increase was mainly due to the interest payment made during the third quarter of 2008 and the valuation of other derivative instruments.

•	The increase in indebtedness was due to the issuance, on April 15, 2008 of US$455.0 million aggregate principal amount of Senior Notes.
Valuation and translation of financial instruments: a loss of $0.2 million compared with a gain of $4.8 million last year, a decrease of $5.0 million.
•	The decrease was mainly due to:
o	$4.8 million unfavourable impact related to re-measurement of other financial instruments, including embedded derivatives due to changing yield curves.
Income tax expense: $15.7 million (effective tax rate of 12.8%), compared with $14.0 million in the same period of 2007 (effective tax rate of 13.3%).
•	The low rate in 2008 was mainly due to:
o	$21.8 million in non-taxable dividend from related parties (due to the fiscal consolidation).
•	The low rate in 2007 was mainly due to:
o	$17.5 million in non-taxable dividend from related parties (due to the fiscal consolidation); and

o	$1.5 million due to non-deductible charges, non-taxable income and differences between current and future tax rates.
Net income: $107.0 million, an increase of $15.7 million (17.2%).
•	The increase was mainly due to a $28.4 million increase in operating income (taxable at an average rate of 12.8% due to the fiscal consolidation), partially offset by an increase in financial expenses and in the valuation and translation of financial instruments.
2008/2007 YEAR-TO-DATE COMPARISON
Revenues: $1,330.7 million, an increase of $205.4 million (18.3%).
•	Combined revenues from all cable television services increased $56.9 million (10.4%) to $601.8 million. This growth was primarily due to an increase in the average number of basic cable customers, higher buying rates for our video-on-demand and pay-TV products, an increase of subscribers to our High Definition packages, as well as price increases, partially offset by higher bundling discounts due to the increase in Internet and cable telephony customers.

•	Revenues from Internet access services increased $59.7 million (19.4%) to $367.5 million. The improvement was mainly due to an increase in the average number of cable-modem Internet customers, along with increased revenues from usage of bandwidth over the limits stipulated in the contracts with our customers and a decrease in promotional discounts.

MANAGEMENT DISCUSSION AND ANALYSIS
•	Revenues from cable and wireless telephony services increased $82.8 million (56.0%) to $230.6 million, essentially because of customer growth.

•	Revenues from business solutions decreased $4.8 million (-9.1%) to $48.0 million, due to the end of a major contract.

•	Revenues of Le SuperClub Vidéotron ltée increased $0.8 million (2.0%) to $40.9 million, primarily because of higher retail sales and rental revenues, partially offset by the impact of the sale of the StarStruck Entertainment chain and some store closings.

•	Other revenues, which represent mainly sales of equipment to customers, increased $9.9 million (30.8%) to $42.0 million, due to an increase in the sale of set-top boxes and a higher proportion of High Definition set-boxes.
Monthly combined ARPU: $80.33, compared with $70.00 in the same period of 2007, an increase of $10.33 (14.8%).
Operating income: $579.0 million in the first nine months of 2008, an increase of $112.1 million (24.0%).
•	The increase was due primarily to:
o	customer growth for all services;

o	price increases, mostly on our cable television services and cable Internet access services; and

o	$20.4 million favourable variance in expenses related to the parent company’s stock option plan;
Partially offset by:
o	unfavourable variance of $25.9 million related to recognition in the second quarter of 2008 of a $19.5 million charge for CRTC Part II licence fees covering the period from September 1, 2006 to June 30, 2008 following the Federal Court of Appeal decision of April 29, 2008. The Company has recorded Part II licence fees in the current quarter that cover the period noted and will continue to record the fees on a prospective basis;

o	higher bundling discounts;

o	increase in our marketing expenses; and

o	increase of our call center, technical services and network maintenance costs in order to support our growth.
Without the variations due to the CRTC Part II licence fees, the management fees payable to the parent company and for the stock option plan, the operating income would have increased by $117.5 million (25.2%).
Operating margin (operating income as a percentage of revenues): 43.5% in the first nine months of 2008, compared with 41.5% in the same period of the previous year.
Amortization charge: $160.6 million, an increase of $6.8 million.
•	The increase was mainly due to an increase in the acquisition of fixed assets, mostly related to telephony and Internet access services and the modernization of our network.
Financial expenses: $74.1 million, an increase of $18.3 million.
•	The increase was mainly due to
o	$19.9 million impact of increased indebtedness.

MANAGEMENT DISCUSSION AND ANALYSIS
•	The increase in indebtedness was due to issuance, on April 15, 2008 of US$455.0 million aggregate principal amount of Senior Notes.
Valuation and translation of financial instruments: a gain of $11.5 million, an increase of $3.6 million.
•	The increase was mainly due to:
o	$5.1 million favourable impact related to a change in accounting estimates of the fair value of derivative instruments, reflecting market developments and recent accounting guidelines (see “Changes in accounting policies and accounting estimates” below); and

o	$1.5 million unfavourable impact related to the interest payment made in 2008 and the valuation of other financial instruments
Income tax expense: $41.2 million (effective tax rate of 11.6%), compared with $37.8 million in the same period of 2007 (effective tax rate of 14.2%).
•	The low rate in 2008 was mainly due to:
o	$64.7 million in non-taxable dividend from related parties; and

o	$5.7 million due to the recognition of a deferred tax credit.
•	The low rate in 2007 was mainly due to:
o	$37.3 million in non-taxable dividend from related parties (due to the fiscal consolidation); and

o	$9.1 million due to non-deductible charges, non-taxable income and differences between current and future tax rates.
Net income: $314.6 million, an increase of $87.2 million (38.3%).
•	The increase was mainly due to:
o	$112.1 million increase in operating income (taxable at an average rate of 11.6% due to the fiscal consolidation);
Partially offset by:
o	$18.3 million increase in financial expenses; and

o	$6.8 million increase in amortization.
Other developments since December 31, 2007
In 2003 and 2004, a number of companies, including Videotron, brought a suit against the Crown before the Federal Court, alleging that the Part II licence fees annually paid by broadcasters constitute, in fact and in law, unlawful taxes under the Broadcasting Act (Canada). On December 14, 2006, the Federal Court found that these fees did indeed constitute taxes, that the Canadian Radio-television and Telecommunications Commission (“CRTC”) should cease collection of such fees but concluded that the plaintiff companies would not be entitled to a reimbursement of the amounts already paid. The plaintiffs and the defendant both filed an appeal before the Federal Court of Appeal. On October 1, 2007, the CRTC issued a document stating that it would adhere to the decision rendered and that it would not collect, in 2007 or any subsequent years, the Part II licence fees payable on November 30 of each year unless a Superior Court reverses the decision of the Federal Court of Appeal. Considering these facts and as a result of the decision of the Superior Court, the Company reversed its liability of $11.1 million related to these Part II licence fees covering the period from September 1, 2006 to September 30, 2007 in the third quarter of 2007. The Company also ceased to record the Part II licence fees.
On April 29, 2008, the Federal Court of Appeal handed down its decision and overturned the December 14, 2006 decision of the Federal Court. The plaintiff companies are in disagreement with this decision and have requested a leave to appeal to the Supreme Court of Canada. The CRTC publicly stated that it will make no attempt to collect outstanding Part ll fees until the earlier of a) the leave to appeal to the Supreme Court of Canada is

MANAGEMENT DISCUSSION AND ANALYSIS
denied, or b) the judgment of the Federal Court of Appeal is affirmed by the Supreme Court, or c) the matter is settled between the parties. The Company believes in the merit of its request for appeal to the Supreme Court. However, by virtue of the Federal Court of Appeal decision that confirms the right of the CRTC to collect Part II licence fees to which the Company is subject, the Company recorded in the second quarter of 2008 a total liability of $19.5 million related to the Part II licence fees. This liability is for the period covering from September 1, 2006 to June 30, 2008, while an amount of $3.0 million and $8.6 million was recorded for the current expense of the third quarter and the first nine months of 2008, respectively ($2.7 million and $7.7 million for the third quarter and the first nine months of 2007, respectively, before the reversal of $11.1 million).
CASH FLOWS AND FINANCIAL POSITION
Operating activities
Cash flows provided by operating activities: $177.6 million in the third quarter of 2008, compared with $136.8 million in the same quarter of 2007, an increase of $40.8 million (29.9%)
•	The increase was mainly due to:
o	$28.4 million increase in operating income; and

o	$13.7 million decrease in non-cash balances related to operations.
For the nine-month period ended September 30, 2008, cash flows provided by operating activities were $470.4 million in 2008 compared to $329.4 million for the same period in 2007, an increase of $141.0 million (42.8%).
•	The increase was mainly due to:
o	$112.1 million increase in operating income; and

o	$40.8 million decrease in non-cash balances related to operations.
Partially offset by:
o	$6.2 million increase in cash interest payments.
Investing activities
Cash flows used by investing activities: $449.0 million in the third quarter of 2008, compared with $79.1 million in the same quarter of 2007, an increase of $369.9 million.
•	The increase was mainly due to:
o	acquisition of $354.5 million of shares of a company under common control in order to pay for the successful bids of 17 new spectrum licences for Advanced Wireless Services (''AWS’’).
For the nine-month period ended September 30, 2008, cash flows used by investing activities were $1,435.3 million in 2008 compared to $2,230.6 million for the same period in 2007, a decrease of $795.3 million.
•	The decrease was mainly due to:
o	acquisition of $1,995.0 million of shares of a company under common control in 2007 for tax planning purposes.
Partially offset by:
o	acquisition of $554.5 million of shares of a company under common control in order to pay for the successful bids of 17 new spectrum licences for Advanced Wireless Services (''AWS’’); and

o	acquisition of $585.0 million of shares of a company under common control in 2008 for tax planning purposes.

MANAGEMENT DISCUSSION AND ANALYSIS
Additions to fixed assets: $92.0 million in the third quarter of 2008, compared to $78.7 million in the same quarter of 2007, an increase of $13.3 million (16.9%). On a year-to-date basis, we added $294.1 million, compared with $235.8 million in the same period of 2007, an increase of $58.3 million (24.7%).
This growth was due to higher investments in our Internet network and the modernization of certain parts of our network. We continue to focus on success-driven capital spending.
Financing activities
Cash flows provided by financing activities: $271.5 million provided in the third quarter of 2008, compared with $37.3 million used in the same quarter of 2007.
•	The $308.8 million increase was mainly due to:
o	an increase in net borrowings under bank credit facility of $247.5 million in 2008 compared to an increase of $110.5 million in 2007, mainly caused by the payment of the “AWS” licences;

o	in 2007, the Company proceeded to a reduction in paid-up capital of $141.3 million; and

o	an increase of $25.7 million in bank indebtedness in 2008 compared to a decrease of $6.6 million in 2007.
For the nine-month period ended September 30, 2008, cash flows provided by financing activities were $964.9 million in 2008 compared to $1,921.5 million for the same period in 2007.
•	The $956.6 million decrease was mainly due to:
o	the Company contracting a subordinated loan of $1,995.0 million from Quebecor Media Inc. in 2007 for fiscal consolidation purposes compared to $585.0 million in 2008; and

o	a net increase of cash distributions to its parent company, Quebecor Media Inc., of $63.5 million.
Partially offset by:
o	issuance, in 2008, of $447.6 million of long-term debt (net of financing costs);

o	increase of $41.5 million in bank indebtedness in 2008 compared to a decrease of $18.5 million in 2007.
Critical Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Consequently, actual results could differ from these estimates. We believe that all of our critical accounting estimates are as described in our consolidated financial statements for the years ended December 31, 2007, 2006 and 2005, included in our annual report on Form 20-F filed for the year ended December 31, 2007, and that there has been no change in such critical accounting estimates since December 31, 2007.
Contractual obligations
Material contractual obligations included capital repayment and interest on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative instruments. The company entered in the following material contractual obligations in 2008:

MANAGEMENT DISCUSSION AND ANALYSIS
•	On April 15, 2008, the Company issued US$455.0 million in aggregate principal amount of Senior Notes.

•	On April 7, 2008, the Company amended its Senior Secured Credit Facility to increase commitments under the facility from $450.0 million to $575.0 million and extend the maturity date to April 2012. Pursuant to these amendments, the Company may, subject to certain conditions, increase the commitments under the Senior Secured Credit Facility by an additional $75.0 million (for aggregate commitments of $650.0 million).
Apart from these obligations, there were no material changes in contractual obligations in the third quarter of 2008 compared with the disclosures in the Annual Report for the year ended December 31, 2007 (Form 20F). For more details on material contractual obligations related to financial instruments, please refer to the liquidity risk management section in Note 13 of our Interim Consolidated Financial Statements for the three-month and nine-month periods ended September 30, 2008 and 2007.
Changes in Accounting Policies and Accounting Estimates
Current changes in accounting policies
On January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories, and related disclosures. Under this new accounting policy, inventories are now valued at the lower of cost, determined by the weighted-average cost method, and net realizable value. However, the net realizable value is now the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The adoption of this new section had no impact on the consolidated financial statements.
On January 1, 2008, the Company adopted the CICA Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments - Presentation. These sections relate to disclosures and presentation of information and did not affect the consolidated financial results. All the disclosure requirements related to these new accounting standards are presented in Note 13 of our Interim Consolidated Financial Statements for the three-month and nine-month periods ended September 30, 2008 and 2007.
Current changes in accounting estimates
The Company estimates the fair value of its derivative instruments using a discounted cash flow valuation technique, since no quoted market prices exist for such instrument. During the second quarter of 2008, the Company made some amendments to the technique used in measuring the fair value of its derivatives in a liability position or in an asset position. These amendments change the way the Company factored its non-performance risk in its valuation technique, considering market development and recent accounting guidelines. As a result of these changes, in the second quarter of 2008, the fair value of these derivatives was increased by $12.4 million, the gain on valuation and translation of financial instruments was increased by $5.1 million and comprehensive income was increased by $7.3 million (before income taxes). The cumulative impact of these changes as of September 30, 2008, is an increase of the fair value of these derivatives by $7.9 million, an increase of the gain on valuation and translation of financial instruments by $4.5 million and an increase of comprehensive income by $3.4 million (before income taxes).
Recent accounting developments in Canada
In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the

MANAGEMENT DISCUSSION AND ANALYSIS
Pre-operating Period, and amendments to Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard.
In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged into International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The Company will be required to report under IFRS for its 2011 interim and annual financial statements and to provide IFRS comparative figures for the 2010 fiscal year. The Company is currently assessing the impacts of the IFRS convergence initiative.
Recent accounting developments in the United States
On January 1, 2008, the Company adopted the provisions of SFAS 157, Fair Value Measurements, that enhance guidance for using fair value to measure assets and liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-1, “Application of SFAS 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” which removes certain leasing transactions from the scope of SFAS No. 157. The FASB also issued FSP FAS 157-2, “Effective Date of SFAS 157”, which defers the effective date of SFAS 157 for one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is still in the process of evaluating this standard with respect to its effect on non-financial assets and liabilities and has not yet determined the impact that it will have on its financial statements upon full adoption in 2009.
In December 2007, the FASB issued SFAS 141 (Revised 2007), Business Combinations (SFAS 141R), and SFAS 160, Non-controlling Interests in Consolidated Financial Statements (SFAS 160), to improve and converge internationally the accounting for business combinations, the reporting of non-controlling interests in consolidated financial statements, accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of SFAS 141R apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008 and SFAS 160 shall be effective as of the beginning of 2009. The Company is currently evaluating the impact of adopting SFAS 141R and SFAS 160 on its consolidated financial statements.
In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective on January 1, 2008. The Company adopted SFAS 159 on January 1, 2008 with no impact of its consolidated statements.
Forward-looking statements
This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, business strategies and certain plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these

MANAGEMENT DISCUSSION AND ANALYSIS
forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission;

•	unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•	the outcome of Canada’s upcoming wireless Spectrum auction and our ability to successfully pursue a strategy of becoming a facilities-based wireless provider;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.
We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in the Annual Report on Form 20F, included under the section “Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission, or the SEC.

VIDEOTRON LTD.
Interim Consolidated Statements of Income
(Unaudited)
Three-month and Nine-month periods ended September 30, 2008 and 2007
(in thousands of Canadian dollars)

	Three-month periods ended		Nine-month periods ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007

Operating revenues:
Cable television	$203,000	$185,154	$601,751	$544,871
Internet	123,264	106,286	367,460	307,770
Telephony	80,981	57,329	230,635	147,796
Business solution	14,372	17,594	47,981	52,744
Video stores	13,833	15,073	40,900	40,054
Other	17,181	13,155	41,978	32,058

	452,631	394,591	1,330,705	1,125,293

Direct costs and operating expenses	251,962	222,295	751,689	658,334

Amortization	53,726	51,529	160,587	153,808

Financial expenses (note 3)	24,017	20,173	74,108	55,826

Loss (gain) on valuation and translation of financial instruments (note 4)	169	(4,841)	(11,534)	(7,927)

Income before income taxes and non-controlling interest	122,757	105,435	355,855	265,252

Income taxes (note 5):
Current	125	(17)	284	(68)
Future	15,547	14,057	40,894	37,836

	15,672	14,040	41,178	37,768

	107,085	91,395	314,677	227,484

Non-controlling interest	52	35	107	110

Net income	$107,033	$91,360	$314,570	$227,374

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Statements of Comprehensive Income
(Unaudited)
Three-month and Nine-month periods ended September 30, 2008 and 2007
(in thousands of Canadian dollars)

	Three-month periods ended		Nine-month periods ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007

Net income	$107,033	$91,360	$314,570	$227,374

Other comprehensive income (loss):
Unrealized gain (loss) on derivative financial instruments	21,529	1,607	(3,251)	1,424

Income taxes	(7,468)	828	(1,086)	2,644

	14,061	2,435	(4,337)	4,068

Comprehensive income	$121,094	$93,795	$310,233	$231,442

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Statements of Deficit
(Unaudited)
Three-month and Nine-month periods ended September 30, 2008 and 2007
(in thousands of Canadian dollars)

	Three-month periods ended		Nine-month periods ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007

Deficit at beginning of period	$(259,957)	$(546,422)	$(356,744)	$(682,436)

Excess of consideration paid over the carrying value of an asset acquired from an affiliated company	—	—	(750)	—

Excess of the carrying value over consideration paid for the purchase of an affiliated company from the parent company (note 8)	952	—	952	—

Net income	107,033	91,360	314,570	227,374

Dividend	—	—	(110,000)	—

Deficit at end of period	$(151,972)	$(455,062)	$(151,972)	$(455,062)

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Statements of Cash Flows
(Unaudited)
Three-month and Nine-month periods ended September 30, 2008 and 2007
(in thousands of Canadian dollars)

	Three-month periods ended		Nine-month periods ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007

Cash flows related to operating activities:
Net income	$107,033	$91,360	$314,570	$227,374
Adjustments for the following items:
Amortization of fixed assets	53,471	50,942	159,427	152,145
Amortization of other assets	8,409	5,380	22,055	15,597
Amortization of financing costs and debt premium or discount	536	110	1,046	330
Loss (gain) on valuation and translation of financial instruments (note 4)	169	(4,841)	(11,534)	(7,927)
Future income taxes	15,547	14,057	40,894	37,836
Loss on disposal of fixed assets	213	288	1,652	556
Non-controlling interest	52	35	107	110
Unrealized (gain) loss on foreign currency translation of short-term monetary items	(364)	651	(1,197)	829

	185,066	157,982	527,020	426,850
Net change in non-cash balances related to operations	(7,488)	(21,231)	(56,592)	(97,440)

Cash flows provided by operating activities	177,578	136,751	470,428	329,410
Cash flows related to investing activities:
Acquisition of fixed assets	(91,974)	(78,653)	(294,051)	(235,786)
Acquisition of shares of a company under common control (note 7)	—	—	(585,000)	(1,995,000)
Acquisition of a company under common control (note 8)	(354,549)	—	(554,549)	—
Other	(2,521)	(419)	(1,739)	175

Cash flows used in investing activities	(449,044)	(79,072)	(1,435,339)	(2,230,611)
Cash flows related to financing activities:
Net change in bank indebtedness	25,652	(6,584)	41,493	(18,470)
Net borrowings under bank credit facility	247,516	110,531	120,782	111,531
Issuance of long-term debt, net of financing costs	(1,702)	—	447,636	—
Subordinated loan from parent company (note 7)	—	—	585,000	1,995,000
Reduction in paid-up capital	—	(141,300)	(120,000)	(166,550)
Dividend	—	—	(110,000)	—
Other	—	19	—	35

Cash flows provided by (used in) financing activities	271,466	(37,334)	964,911	1,921,546

Net change in cash and cash equivalents	—	20,345	—	20,345
Cash and cash equivalents, beginning of period	—	—	—	—

Cash and cash equivalents, end of period	$—	$20,345	$—	$20,345

Cash and cash equivalents are comprised of:
Cash and cash equivalents	$—	$20,345	$—	$20,345

Cash interest payments	$23,783	$25,544	$71,037	$64,792
Cash income tax payments (net of refunds)	37	(256)	248	(191)

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Balance Sheets
(Unaudited)
As at September 30, 2008 and December 31, 2007
(in thousands of Canadian dollars)

	September 30,	December 31,
	2008	2007

Assets

Current assets:
Accounts receivable	$159,197	$161,366
Amounts receivable from affiliated companies	82,547	12,266
Income taxes	475	220
Inventories	42,050	39,445
Prepaid expenses	17,209	16,316
Future income taxes	4,937	31,585

	306,415	261,198
Investments (note 7)	2,580,000	1,995,000
Fixed assets	1,527,053	1,408,805
Future income taxes	1,631	2,970
Other assets (note 8)	604,750	30,466
Goodwill	434,272	433,759

	$5,454,121	$4,132,198

Liabilities and Shareholder’s Equity

Current liabilities:
Bank indebtedness	$50,998	$9,505
Accounts payable and accrued liabilities	235,971	267,432
Amounts payable to affiliated companies	94,550	54,683
Deferred revenue	164,363	151,928
Income taxes	574	119

	546,456	483,667
Long-term debt (note 9)	1,606,808	950,988
Subordinated loan to parent company (note 7)	2,580,000	1,995,000
Derivative financial instruments	163,663	245,556
Future income taxes	186,073	166,162
Other liabilities	31,576	31,715

	5,114,576	3,873,088

Shareholder’s equity:
Share capital (note 10)	1	46,177
Contributed surplus (note 10)	503,155	576,979
Deficit	(151,972)	(356,744)
Accumulated other comprehensive loss (note 11)	(11,639)	(7,302)

	339,545	259,110

	$5,454,121	$4,132,198

Contingencies (note 12)
See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
Three-month and Nine-month periods ended September 30, 2008 and 2007
(tabular amounts are in thousands of Canadian dollars)
Videotron Ltd. (the “Company”) is a cable service provider in the province of Québec for pay-television services, internet access and telephony services. The Company also provides business telecommunication services, wireless communication services and operates a chain of video stores.

1.	Basis of presentation:

These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The same accounting policies as described in the Company’s latest annual consolidated financial statements have been used with the exception of the changes described in note 2 below. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP for annual consolidated financial statements and accordingly should be read in conjunction with the latest annual consolidated financial statements and the notes thereto. In the opinion of management, these consolidated financial statements contain all the adjustments considered necessary.

Certain comparative figures for the previous periods have been reclassified to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2008.

2.	Changes in accounting policies and estimates:

Current changes in accounting policies

On January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories, and related disclosures. Under this new accounting policy, inventories are now valued at the lower of cost, determined by the weighted-average cost method, and net realizable value. However, the net realizable value is now the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The adoption of this new section had no impact on the consolidated financial statements.

On January 1, 2008, the Company adopted the CICA Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments - Presentation. These sections relate to disclosures and presentation of information and did not affect the consolidated financial results. All the disclosure requirements related to these new accounting standards are presented in note 13.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Nine-month periods ended September 30, 2008 and 2007
(tabular amounts are in thousands of Canadian dollars)
2.	Changes in accounting policies and estimates (continued):

Current changes in accounting estimates

The Company estimates the fair value of its derivative financial instruments using a discounted cash flow valuation technique, since no quoted market prices exist for such instrument. During the second quarter of 2008, the Company made some amendments to the technique used in measuring the fair value of its derivatives in a liability position or in an asset position. These amendments change the way the Company factored its non-performance risk in its valuation technique, considering market development and recent accounting guidelines. As a result of these changes, in the second quarter of 2008, the fair value of these derivatives was increased by $12.4 million, the gain on valuation and translation of financial instruments was increased by $5.1 million and comprehensive income was increased by $7.3 million (before income taxes). The cumulative impact of these changes as of September 30, 2008, is an increase of the fair value of these derivatives by $7.9 million, an increase of the gain on valuation and translation of financial instruments by $4.5 million and an increase of comprehensive income by $3.4 million (before income taxes).

Future changes in accounting policies

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard.

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The Company will be required to report under IFRS for its 2011 interim and annual financial statements and to provide IFRS comparative figures for the 2010 fiscal year. The Company is currently assessing the impacts of the IFRS convergence initiative.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Nine-month periods ended September 30, 2008 and 2007
(tabular amounts are in thousands of Canadian dollars)
3.	Financial expenses:

	Three-month periods ended		Nine-month periods ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007

Third parties:
Interest on long-term debt	$28,490	$20,630	$79,763	$59,902
Amortization of financing costs and long-term debt premium or discount	536	110	1,046	330
Loss (gain) on foreign currency translation of short-term monetary items	1,005	1,239	4,309	(672)
Other	(41)	(60)	(592)	(39)
Interest capitalized to cost of other assets	(3,700)	—	(3,700)	—

	26,290	21,919	80,826	59,521

Affiliated parties:
Interest expense	68,285	52,813	202,726	112,650
Dividend income	(70,558)	(54,559)	(209,444)	(116,345)

	(2,273)	(1,746)	(6,718)	(3,695)

	$24,017	$20,173	$74,108	$55,826

4.	Loss (gain) on valuation and translation of financial instruments:

	Three-month periods ended		Nine-month periods ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007

Loss (gain) on embedded derivatives and derivative financial instruments to which hedge accounting is not used	$4,169	$(622)	$(2,744)	$1,589
Gain on ineffective portion of fair value hedges	(4,000)	(4,219)	(8,790)	(9,516)

	$169	$(4,841)	$(11,534)	$(7,927)

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Nine-month periods ended September 30, 2008 and 2007
(tabular amounts are in thousands of Canadian dollars)
5.	Income taxes:

The following table reconciles income taxes at the Company’s domestic tax rate of 30.90% in 2008 (2007 — 32.02%) and income taxes in the interim consolidated statements of income:

	Three-month periods ended		Nine-month periods ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007

Income taxes at domestic statutory tax rates	$37,932	$33,761	$109,959	$84,934

Increase (reduction) resulting from:
Non-taxable dividend from the parent company	(21,802)	(17,470)	(64,718)	(37,254)
Non-deductible charges, non-taxable income and differences between current and future tax rates	1,010	(1,476)	2,277	(9,098)
Recognition of a deferred tax credit	(392)	—	(5,690)	—
Other	(1,076)	(775)	(650)	(814)

	$15,672	$14,040	$41,178	$37,768

6.	Pension plans:

The Company maintains defined benefit and contribution pension plans for its employees. The total costs were as follows:

	Three-month periods ended		Nine-month periods ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007

Pension plans:
Defined benefit plans	$1,523	$1,552	$4,205	$4,482
Defined contribution plans	1,394	1,370	4,148	3,900

	$2,917	$2,922	$8,353	$8,382

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Nine-month periods ended September 30, 2008 and 2007
(tabular amounts are in thousands of Canadian dollars)
7.	Subordinated loan to parent company:

	September 30,	December 31,
	2008	2007

Subordinated loan — Quebecor Media Inc.	$2,580,000	$1,995,000

On January 4, 2008, the Company contracted a subordinated loan of $415.0 million from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023. On the same day, the Company invested the total proceeds of $415.0 million into 415,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On January 4, 2008, CF Cable TV Inc., a wholly-owned subsidiary of the Company, contracted a subordinated loan of $170.0 million from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023. On the same day, CF Cable TV Inc. invested the total proceeds of $170.0 million into 170,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

8.	Other assets:

In May 2008, the Company subscribed to 200,000,000 preferred shares Series B, of 9193-2962 Québec Inc., a subsidiary of Quebecor Media Inc. for a cash consideration of $200.0 million. In September 2008, the Company subscribed to an additional 336,601,953 preferred shares, Series B, of 9193-2962 Québec Inc. for a cash consideration of $336.6 million. These transactions were made in order for 9193-2962 Québec Inc. to pay an amount of $554.5 million for the successful bids of 17 new spectrum licences for Advanced Wireless Services (“AWS”), covering all of the province of Québec and certain areas of Ontario, obtained as part of the spectrum auction for AWS. On September 23, 2008, the Company acquired all the common shares of 9193-2962 Québec Inc. for a cash consideration of $17.9 million and issuance of one common share of the Company. These transactions were recorded at the carrying amount and resulted in an adjustment of $1.0 million to retained earnings for the difference between the carrying amount and the consideration paid.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Nine-month periods ended September 30, 2008 and 2007
(tabular amounts are in thousands of Canadian dollars)
8.	Other assets (continued):

As of September 30, 2008, other long-term assets include the spectrum licences for AWS for an amount of $554.5 million. The transfer of ownership related to these licences is expected to occur in the next few months as soon as Industry Canada finalizes its compliance review.

9.	Long-term debt:

	September 30,	December 31,
	2008	2007

Bank credit facility (a)	$268,503	$147,721
Senior Notes (b)	1,362,299	825,634

	1,630,802	973,355
Change in fair value related to hedged interest rate risks	(5,578)	(14,477)
Adjustment related to embedded derivatives	1,892	4,636
Financing fees, net of amortization	(20,308)	(12,526)

	$1,606,808	$950,988

(a)	On April 7, 2008, the Company entered into amendments to its Senior Secured Credit Facility pursuant to which commitments under the Senior Secured Credit Facility were increased from $450.0 million to $575.0 million and the maturity of the facility was extended to April 2012. Pursuant to these amendments, the Company may, subject to certain conditions, increase the commitments under the Senior Secured Credit Facility by an additional $75.0 million (for aggregate commitments of $650.0 million).

(b)	On April 15, 2008, the Company issued US$455.0 million in aggregate principal amount of Senior Notes at a discount price of 98.432% for net proceeds of US$447.9 million, before financing fees of US$7.7 million. These Notes bear interest at a rate of 9.125% for an effective interest rate of 9.375% payable every six months on June 15 and December 15, and mature on April 15, 2018. These Notes are secured, are guaranteed by specific subsidiaries of the Company and contain certain restrictions for the Company, including limitations on its ability to incur additional indebtedness and to pay dividends or make other distributions. These Notes are redeemable at the option of the Company, in whole or in part, at any time on or after April 15, 2013, with a premium decreasing from 4.563% on April 15, 2013 to nil on April 15, 2016. The Company has fully hedged the foreign currency risk associated with the Senior Notes by using cross currency interest rate swaps under which all payments were set in Canadian dollars.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Nine-month periods ended September 30, 2008 and 2007
(tabular amounts are in thousands of Canadian dollars)
10.	Share capital:
a)	Authorized share capital

An unlimited number of common shares, Series A, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E and Series F, without par value, ranking prior to the common shares with regard to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regard to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the Class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

	September 30,	December 31,
	2008	2007

Issued and paid:
2,515,277 common shares Series A
(2,515,276 as of December 31, 2007)	$1	$46,177

In January and February 2008, the Company reduced the paid-up capital of its common shares by total cash distributions of $120.0 million, of which $73.8 million were recorded as a reduction of contributed surplus.

On September 23, 2008, as part of the acquisition of 9193-2962 Québec Inc., the Company issued one common share for a cash consideration of one dollar.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Nine-month periods ended September 30, 2008 and 2007
(tabular amounts are in thousands of Canadian dollars)
10.	Share capital (continued):
b)	Stock-based compensation

The following table provides details of changes to outstanding options under the stock option plan established by the parent company for the nine-month period ended September 30, 2008:
Outstanding options

		Weighted average
	Number	exercise price

As of December 31, 2007:	2,101,226	$35.95
Granted	70,000	45.82
Exercised	(603,288)	20.27
Cancelled	(178,229)	43.53

As of September 30, 2008	1,389,709	$42.28

Vested options as of September 30, 2008	21,149	$25.02

During the three-month and nine-month periods ended September 30, 2008, the net charge related to the parent company’s stock-based compensation plans was recorded in the amount of $0.3 million and a net reversal of $1.0 million, respectively (a net charge of $1.0 million and $7.9 million, respectively, was recorded in 2007).

During the three-month and nine-month periods ended September 30, 2008, 43,181 and 603,288 stock options were exercised for a cash consideration of $0.7 million and $18.9 million, respectively.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Nine-month periods ended September 30, 2008 and 2007
(tabular amounts are in thousands of Canadian dollars)
11.	Accumulated other comprehensive loss:

Balance as at December 31, 2006	$—

Cumulative effect of changes in accounting policies	(22,446)
Other comprehensive income, net of income taxes	4,068

Balance as at September 30, 2007	(18,378)

Other comprehensive income, net of income taxes	11,076

Balance as at December 31, 2007	(7,302)

Other comprehensive loss, net of income taxes	(4,337)

Balance as at September 30, 2008	$(11,639)

No significant amount is expected to be reclassified to income over the next 12 months in connection with derivatives financial instruments designated as cash flow hedges; while the balance is expected to reverse over a 10-year period.

12.	Contingencies:

In 2003 and 2004, a number of companies, including the Company, brought a suit against the Crown before the Federal Court, alleging that the Part II license fees annually paid by broadcasters constitute, in fact and in law, unlawful taxes under the Broadcasting Act (Canada). On December 14, 2006, the Federal Court found that these fees did indeed constitute taxes, that the Canadian Radio-television and Telecommunications Commission (“CRTC”) should cease collection of such fees, but concluded that the plaintiff companies would not be entitled to a reimbursement of the amounts already paid. The plaintiffs and the defendant both filed an appeal before the Federal Court of Appeal. On October 1, 2007, the CRTC issued a document stating that it would adhere to the decision rendered and that it would not collect, in 2007 or any

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Nine-month periods ended September 30, 2008 and 2007
(tabular amounts are in thousands of Canadian dollars)
Contingencies (continued):

subsequent years, the Part II license fees payable on November 30 of each year unless a Superior Court reverses the decision of the Federal Court of Appeal. Considering these facts and as a result of the decision of the Superior Court, the Company had reversed its liability of $11.1 million related to these Part II license fees for the period from September 1, 2006 to September 30, 2007 in the third quarter of 2007. The Company also ceased to record the Part II license fees.

On April 29, 2008, the Federal Court of Appeal handed down its decision and overturned the December 14, 2006 decision of the Federal Court. The plaintiff companies are in disagreement with this decision and have requested a leave to appeal to the Supreme Court of Canada. The CRTC publicly stated that it will make no attempt to collect outstanding Part II license fees until the earlier of a) the leave to appeal to the Supreme Court of Canada is denied, or b) the judgment of the Federal Court of Appeal is affirmed by the Supreme Court, or c) the matter is settled between the parties. The Company believes in the merit of its request for appeal to the Supreme Court. However, by virtue of the decision of the Federal Court of Appeal that confirms the right of the CRTC to collect Part II license fees to which the Company is subject, the Company recorded a total liability of $19.5 million related to the Part II license fees for the period from September 1, 2006 to June 30, 2008, in the second quarter of 2008, and since then, the Part II license fees are accrued by the Company.

12.	Financial instruments and financial risk management:

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and the Company’s activities. From its use of financial instruments, the Company is exposed to credit risk, liquidity risk, market risks relating to foreign exchange fluctuations, to interest rate fluctuations and equity prices. In order to manage its foreign exchange and interest rate risks, the Company uses derivative financial instruments (i) to achieve a targeted balance of fixed and variable rate debts and (ii) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and on certain capital or inventory expenditures denominated in foreign currency.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Nine-month periods ended September 30, 2008 and 2007
(tabular amounts are in thousands of Canadian dollars)
13.	Financial instruments and financial risk management (continued):

The Company does not intend to settle its derivative financial instruments prior to their maturities as none of these instruments are held or issued for speculative purposes. The Company designates its derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.
(a)	Description of derivative financial instruments:
(i)	Foreign exchange forward contracts:

			Notional
		Average	amount
Currencies (sold/bought)	Maturing	exchange rate	(millions of $)

$/ US$	Less than 1 year	1.0177	66.5

(ii)	Cross-currency interest rate swaps:

					CDN dollar
					exchange rate
			Annual	Annual	of interest
		Notional	effective	nominal	and capital
	Period	amount	interest	interest	payments per
	covered	(millions of $)	rate	rate	one US dollar

Senior Notes	2004 to 2014	US $190.0	Bankers’	6.875%	1.2000
			acceptances
			3 months
			+2.80%

Senior Notes	2004 to 2014	US $125.0	7.45%	6.875%	1.1950

Senior Notes	2003 to 2014	US $200.0	Bankers’	6.875%	1.3425
			acceptances
			3 months
			+2.73%

Senior Notes	2003 to 2014	US $135.0	7.66%	6.875%	1.3425

Senior Notes	2005 to 2015	US $175.0	5.98%	6.375%	1.1781

Senior Notes	2008 to 2018	US $455.0	9.65%	9.125%	1.0210

Certain cross-currency interest rate swaps entered into by the Company include an option that allows each party to unwind the transaction on a specific date at the then market value.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Nine-month periods ended September 30, 2008 and 2007
(tabular amounts are in thousands of Canadian dollars)
13.	Financial instruments and financial risk management (continued):
(b)	Fair value of financial instruments:

The carrying amount of accounts receivable from external or related parties (classified as loans and receivables), accounts payable and accrued liabilities to external or related parties (classified as other liabilities) approximates their fair value since these items will be realized or paid within one year or are due on demand.

Carrying values and fair values of long-term debt and derivative financial instruments as at September 30, 2008 and as at December 31, 2007 are as follows:

	2008		2007
	Carrying		Carrying
	value	Fair value	value	Fair value

Long-term debt (1)	$(1,630,802)	$(1,559,300)	$(973,355)	$(938,158)
Cross-currency interest rate swaps (2)	(153,876)	(153,876)	(241,320)	(241,320)
Foreign exchange forward contracts	2,959	2,959	(4,236)	(4,236)

(1)	The carrying value of long-term debt excludes adjustments to record changes in fair value of long term debt related to hedged interest risk, embedded derivatives and financing fees.

(2)	The carrying value is net of an amount of $12.7 million included in other assets in the consolidated balance sheet as of September 30, 2008.
The fair value of long-term debt is estimated based on discounted cash flows using period-end market yields, market value of similar instruments with the same maturity, or quoted market prices when available. The fair value of the derivative financial instruments is estimated using period-end swap rates, adjusted to reflect the counterparties’ non-performance risk.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Nine-month periods ended September 30, 2008 and 2007
(tabular amounts are in thousands of Canadian dollars)
13.	Financial instruments and financial risk management (continued):
(c)	Credit risk management:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of September 30, 2008, no customer balance represented a significant portion of the Company’s consolidated trade receivables. As of September 30, 2008, 8.9% of trade receivables were 90 days past their billing date (7.0% as of December 31, 2007). The allowance for doubtful accounts amounted to $13.0 million as at September 30, 2008 ($11.7 million as at December 31, 2007).

The Company believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.

When the Company enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Company’s credit risk management policy and are subject to concentration limits. Given the high minimum credit ratings required under the Company’s policy, the Company does not foresee any failure by counterparties to meet their obligations.

(d)	Liquidity risk management:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or the risk that these financial obligations be met at excessive cost. Management of the Company believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividends (or distributions) in the future. The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly-owned subsidiaries.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Nine-month periods ended September 30, 2008 and 2007
(tabular amounts are in thousands of Canadian dollars)
13.	Financial instruments and financial risk management (continued):
(d)	Liquidity risk management (continued):

As of September 30, 2008, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative financial instruments. These obligations and their maturities are as follows:

			Less than		5 years
	Total	1 year	1-3 years	3-5 years	and more

Long-term debt	$1,630,802	$—	$—	$268,503	$1,362,299
Interest payments (1)	887,141	125,775	251,550	234,657	275,159
Derivative financial instruments (2)	137,444	—	—	—	137,444

Total contractual obligations	$2,655,387	$125,775	$251,550	$503,160	$1,774,902

(1)	Estimate of interest to be paid on long-term debt is based on the hedged and unhedged interest rates and hedged foreign exchange rate at September 30, 2008.

(2)	Estimated future disbursements on derivative financial instruments related to foreign exchange hedging.
The table above excludes obligations under subordinated loans to the parent company for which proceeds are used to invest in preferred shares of the parent company for tax consolidation purposes of Quebecor Media and its subsidiaries (see note 7).

(e)	Market risk:

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates, and/or equity prices will affect the value of the Company’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

The Company is exposed to foreign currency risk on purchases and loans that are denominated in a currency other than Canadian dollars. Most of these transactions are denominated in U.S. dollars. The Company hedges the foreign currency risk exposure on 100% of U.S. dollar-denominated debt obligations outstanding as of September 30, 2008 and hedges a significant portion of its exposure on certain purchases of inventories and other capital expenditures. Accordingly, the Company’s sensitivity to the variation of foreign currency rates is economically limited.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Nine-month periods ended September 30, 2008 and 2007
(tabular amounts are in thousands of Canadian dollars)
13.	Financial instruments and financial risk management (continued):
(e)	Market risk (continued):

Foreign currency risk (continued)

A variation of 1% in the exchange rate of the Canadian dollar compared to the U.S. dollar would have an impact of less than $1.0 million on estimated annual disbursements related to foreign denominated inventory purchases and capital expenditures that are not hedged by foreign exchange forward contracts.

Interest rate risk

The Company is exposed to interest rate risk on a portion of its long-term debt and has entered into various interest rate and cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure to changes in interest rates. After taking into account the hedging instruments, the long-term debt is comprised of 56.7% of fixed rate debt and 43.3% of floating rate debt, as of September 30, 2008.

The annual sensitivity of the Company’s interest expense to a variation of 100 basis points in the Banker’s acceptances rate is approximately $7.7 million based on the current debt as of September 30, 2008.

(f)	Capital management:

The Company’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various activities, including growth opportunities.

In managing its capital structure, the Company takes into account the asset characteristics of its subsidiaries and planned requirements for funds. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash generated by operations and the level of distributions to the parent company. Since the last financial year, the Company has not significantly changed its strategy regarding management of its capital structure.

The capital structure of the Company is composed of shareholder’s equity, bank indebtedness, long-term debt, liabilities related to derivative financial instruments and non-controlling interests, less cash, cash equivalents and temporary investments.

The Company was in compliance with all debt covenants and is not subject to any externally imposed capital requirements.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Nine-month periods ended September 30, 2008 and 2007
(tabular amounts are in thousands of Canadian dollars)
14.	Significant differences between GAAP in Canada and the United States:

The Company’s interim consolidated financial statements are prepared in accordance with Canadian GAAP which differ in some respects from those applicable in the United States (U.S. GAAP). The following tables set forth the impact of material differences between Canadian and U.S. GAAP on the Company’s interim consolidated financial statements.
(a)	Consolidated Statements of Income:

	Three-month periods ended		Nine-month periods ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007

Net income as reported in the interim consolidated statements of income per Canadian GAAP	$107,033	$91,360	$314,570	$227,374

Adjustments:
Push-down basis of accounting (i)	(2,152)	(1,185)	(6,456)	(4,728)
Development and pre- operating costs (iii)	210	345	1,752	1,139
Derivative financial instruments (iv)	6,175	2,714	(9,960)	(2,412)
Stock-based compensation (vii)	—	(1,400)	(2,600)	(1,900)
Income taxes (v)	(2,396)	(142)	(3,602)	196

	1,837	332	(20,866)	(7,705)

Net income as adjusted per U.S. GAAP	$108,870	$91,692	$293,704	$219,669

(b)	Consolidated Statements of Comprehensive Income:

	Three-month periods ended		Nine-month periods ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007

Comprehensive income as per Canadian GAAP	$121,094	$93,795	$310,233	$231,442

Adjustments to net income as per (a) above	1,837	332	(20,866)	(7,705)

Adjustments to other comprehensive income:
Derivative financial instruments (iv)	(3,147)	(1,715)	1,868	3,685
Income taxes (v)	431	382	(549)	(825)

	(2,716)	(1,333)	1,319	2,860

Comprehensive income based on U.S. GAAP	$120,215	$92,794	$290,686	$226,597

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Nine-month periods ended September 30, 2008 and 2007
(tabular amounts are in thousands of Canadian dollars)
14.	Significant differences between GAAP in Canada and the United States (continued):
(b)	Consolidated Statements of Comprehensive Income (continued):

Accumulated other comprehensive loss as at September 30, 2008 and December 31, 2007 is as follows:

	September 30,	December 31,
	2008	2007

Accumulated other comprehensive loss as per Canadian GAAP	$(11,639)	$(7,302)

Adjustments:
Pension and postretirement benefits (vi)	(2,239)	(2,239)
Derivative financial instruments (iv)	2,170	302
Income taxes (v)	(67)	482

	(136)	(1,455)

Accumulated other comprehensive loss as per U.S. GAAP at end of period	$(11,775)	$(8,757)

(c)	Consolidated Balance Sheets:

		September 30,		December 31,
		2008		2007
	Canada	United States	Canada	United States

Fixed assets	$1,527,053	$1,615,202	$1,408,805	$1,506,363
Goodwill	434,272	2,578,097	433,759	2,577,584
Future income tax assets	6,568	8,021	34,555	35,442
Other assets	604,750	584,699	30,466	7,116
Other liabilities (1)	(362,097)	(358,381)	(353,830)	(338,200)
Long-term debt	(1,606,808)	(1,610,148)	(950,988)	(946,236)
Future income tax liabilities	(186,073)	(202,629)	(166,162)	(188,721)
Contributed surplus	(503,155)	(5,104,319)	(576,979)	(5,178,143)
Deficit	151,972	2,555,804	356,744	2,739,710
Accumulated other comprehensive loss	11,639	11,775	7,302	8,757

(1)	Includes: Accounts payable and accrued liabilities, amounts payable to affiliated companies, and other liabilities.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Nine-month periods ended September 30, 2008 and 2007
(tabular amounts are in thousands of Canadian dollars)
14.	Significant differences between GAAP in Canada and the United States (continued):
(i)	Push-down basis of accounting:

The basis of accounting used in the preparation of these financial statements under U.S. GAAP reflects the push-down resulting from the acquisition of the Company and its subsidiaries on October 23, 2000 by Quebecor Media Inc. Under Canadian GAAP, each entity has retained the historical carrying value basis of its assets and liabilities. The excess of the purchase price over the value assigned to the net assets of the Company at the date of acquisition has been allocated to goodwill and has been amortized, up to December 31, 2001, on the straight-line basis over 40 years.

The principal adjustments, taking into account the final allocation of the purchase price finalized in the fourth quarter of 2001, to the historical consolidated financial statements of the Company to reflect the parent’s cost basis, were:
(a)	The carrying values of fixed assets were increased by $110.8 million;

(b)	The deferred charges related to financing fees and exchange losses on long-term debt have been written off to reflect the fair value of the assumed long-term debt, and further reduction in deferred charges was recorded for a total amount of $22.6 million;

(c)	Accrued charges increased by $41.5 million;

(d)	Future income tax liability increased by $24.4 million; and

(e)	The $4,631.1 million excess of parent’s cost over the value assigned to the net assets of the Company at the date of acquisition has been recorded as goodwill and $4,653.4 million was credited as contributed surplus. In 2004, the Company and its parent materialized income tax benefits in the amount of $84.3 million which had not been recognized at the date of acquisition. Therefore, goodwill has been decreased by $84.3 million, contributed surplus has been decreased by $67.4 million and income tax expense for U.S. GAAP purposes has been increased by $16.9 million.
(ii)	Goodwill impairment:

The accounting requirements for goodwill under Canadian GAAP and U.S. GAAP are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under U.S. GAAP, an impairment loss recognized as a result of a transitional goodwill impairment test is recognized as the effect of a change in accounting principles in the statement of operations above the caption “net income”.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Nine-month periods ended September 30, 2008 and 2007
(tabular amounts are in thousands of Canadian dollars)
14.	Significant differences between GAAP in Canada and the United States (continued):
(iii)	Development and pre-operating costs:

Under Canadian GAAP, certain development and pre-operating costs, which satisfy specified criteria for recoverability, are deferred and amortized. Under U.S. GAAP, these costs are expensed as incurred.

(iv)	Accounting for derivative financial instruments and hedging activities:

Since January 1, 2007, standards for hedge accounting under Canadian GAAP are now similar to those under U.S. GAAP, as established by Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities.

However, under Canadian GAAP, certain embedded derivatives, such as early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and, therefore, must be recorded at their fair value with changes in income. Under U.S. GAAP, these embedded derivatives are considered closely related to their host contract and do not have to be recorded separately at their fair value. Accordingly, measurement of ineffectiveness recorded in income for hedging relationships differ from the measurement under Canadian GAAP.

Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for derivative financial instruments and hedge accounting.

(v)	Income taxes:

Under U.S. GAAP, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of SFAS 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Under Canadian GAAP, there is no such interpretation and, therefore, the reserve related to income tax contingencies is not based on the same level of likelihood as prescribed by FIN 48.

Furthermore, under Canadian GAAP, income taxes are measured using substantially enacted tax rates, while under U.S. GAAP, measurement is based on enacted tax rates.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Nine-month periods ended September 30, 2008 and 2007
(tabular amounts are in thousands of Canadian dollars)
14.	Significant differences between GAAP in Canada and the United States (continued):
(v)	Income taxes (continued):

The Company and a subsidiary entered into tax consolidation transactions with a parent company by which tax losses were transferred between the parties. Under GAAP in Canada, these transactions resulted in the recognition of a deferred credit of $5.7 million in 2007. Under U.S. GAAP, since these transactions are related to asset transfers between related parties, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid is recognized in contributed surplus.

In 2008, the deferred credit was fully recognized.

(vi)	Pension and postretirement benefits:

Under U.S. GAAP, SFAS 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, requires the recognition in the balance sheet of the over or under funded positions of defined benefit pension and other postretirement plans, along with a corresponding non-cash adjustment, which will be recorded in the accumulated other comprehensive loss.

Under Canadian GAAP, a company is not required to recognize the over or under funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. U.S. GAAP does not provide for a valuation allowance against pension assets.

(vii)	Stock-based compensation:

Under U.S. GAAP, in accordance with SFAS 123(R), Share-Based Payment, the liability related to stock-based awards, that call for settlement in cash or other asset, must be measured at its fair value based on the fair value of stock option awards, and shall be remeasured at the end of each reporting period. Under Canadian GAAP, the liability is measured and remeasured based on the intrinsic value of the stock option awards instead of the fair value.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Nine-month periods ended September 30, 2008 and 2007
(tabular amounts are in thousands of Canadian dollars)
14.	Significant differences between GAAP in Canada and the United States (continued):
(viii)	Fair value measurements:

On January 1, 2008, the Company adopted the provisions of SFAS 157, Fair Value Measurements, that enhance guidance for using fair value to measure assets and liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) FAS-157-1, “Application of SFAS 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement Under Statement No. 13,” which removes certain leasing transactions from the scope of SFAS 157. The FASB also issued FSP FAS 157-2, “Effective Date of SFAS 157”, which defers the effective date of SFAS 157 for one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is still in the process of evaluating this standard with respect to its effect on non-financial assets and liabilities and has not yet determined the impact that it will have on its financial statements upon full adoption in 2009.

(ix)	Business combinations and non-controlling interest:

In December 2007, the FASB issued SFAS 141 (Revised 2007), Business Combinations (SFAS 141R), and SFAS 160, Non-controlling Interests in Consolidated Financial Statements (SFAS 160), to improve and converge internationally the accounting for business combinations, the reporting of non-controlling interests in consolidated financial statements, accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of SFAS 141R apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008 and SFAS 160 shall be effective as of the beginning of 2009. The Company is currently evaluating the impact of adopting SFAS 141R and SFAS 160 on its consolidated financial statements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.
/s/ Marie-Josée Marsan
By:	Marie-Josée Marsan
Vice-President, Finance and Chief Financial Officer

Date: November 7, 2008